Viceroy Exploration Ltd.
(an exploration stage company)

2004 Nine Month Report
(expressed in Canadian dollars)
(unaudited – prepared by management)

MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion and analysis, prepared as of November 1, 2004, provides information that management believes is relevant to an assessment and understanding of the Company's interim consolidated financial condition as at September 30, 2004 and the results of its operations and cash flows for the three-month and nine-month periods then ended. The discussion should be read in conjunction with the previously issued discussion and analysis and the audited consolidated financial statements for the six-month period ended December 31, 2003, including the notes thereto. The consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles. The Company was incorporated on March 31, 2003 and its first year end was June 30, 2003.The year end was subsequently changed from June 30 to December 31 effective December 31, 2003. The comparative three and nine month periods presented in these interim financial statements are for the three and nine months ended December 31, 2003.

The Audit Committee of the Board of Directors of the Company, consisting of three independent directors, has reviewed this document pursuant to its mandate and charter.

This discussion contains forward-looking statements that involve inherent risks and uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements.

GENERAL

Viceroy Exploration Ltd ("Viceroy" or the "Company") is a newly established junior exploration stage company with a focus on gold exploration and development in Argentina. With $4.1 million in cash and cash equivalents all of which is available as working capital at September 30, 2004, Viceroy is well financed to continue advancing its Gualcamayo gold property in San Juan province, Argentina, for which to date a previously reported resource of approximately 1.5 million ounces has been identified. An option agreement has been entered into on a second Argentine property of the Company and joint venture partners are being sought for the Company's other three properties which are all located in areas of ongoing project discovery, development and production in Argentina.

During the nine months ended September 30, 2004:

-
the Company completed its first phase exploration program on the Gualcamayo property which included a 47 hole, 11,920 metre reverse-circulation drill program. Significant intervals of mineralization were demonstrated in the results obtained;

-	an update of the above referred 1.5 million ounce resource calculation is presently underway and is expected to be completed in November 2004;

-	work began on an Independent Preliminary Economic Evaluation (scoping study) on the Gualcamayo property which study is expected to be completed by year end;
-
a diamond drill contract was signed in connection with the phase two program on the Gualcamayo property intended to expand and confirm continuity of the mineralized structures with drilling planned to begin in November 2004;

-
by option agreement dated as of July 26, 2004 with effect from April 30, 2004 between the Company and a wholly-owned Argentine subsidiary of Tenke Mining Corp., a TSX listed company, the Tenke subsidiary may earn a 75% interest in the Las Flechas property of the Company through expenditures with pre-agreed minimum annual exploration expenditures aggregating to US$4.5 million over 5.1 years to June 30, 2009;

-
cash proceeds of total $2,927,784 were received, $2,520,000 from exercise of the 4,200,000 warrants issued in connection with the November 18, 2003 private placement, $163,599 from exercise of 272,666 of the total 350,000 brokers' warrants issued in connection with the private placement and $244,185 from exercise of stock options for 541,500 common shares.

RESULTS OF OPERATIONS

For the three months ended September 30, 2004 (the "2004 third quarter") as compared to the three months ended December 31, 2003 (the "2003 third quarter"):

Loss For The Period:

For the 2004 third quarter, the Company had a loss of $673,637 as compared to a loss of $1,115,063 for the 2003 third quarter. Being in the exploration stage, the Company does not have revenues from operations and, except for income from its cash and cash equivalents, relies on equity funding by members for its continuing financial liquidity.

A significant component of expenses in both these periods is stock-based compensation, which pursuant to the Company's accounting policy is recorded as an expense at fair value, calculated using the Black-Scholes model. In the 2004 third quarter, stock-based compensation recorded in connection with stock options granted to the four independent directors and to three consultant geologists is $392,900 which represents 58% of the $673,637 loss for the current period. In the 2003 third quarter, stock-based compensation recorded in connection with stock options granted to the six directors and to two consultant geologists is $866,774 and represents 78% of the $1,115,063 loss for that period.

In the 2004 third quarter, the Loss Before The Following, excluding non-cash charges, is $217,073 as compared to $244,978 in the 2003 third quarter. The higher total expense in the 2003 third quarter is due to expenses being incurred in connection with the December 31 year end which relative increase more than offsets higher expenses for salaries and fees in the current period resulting from increased activity in 2004.

Capitalized Exploration Expenditures:

In the 2004 third quarter, $877,031 was spent primarily completing the first phase exploration program on the Gualcamayo property as compared to $229,013 spent on the property in the 2003 third quarter incurred primarily on surface field work and property maintenance payments.

Cash Flows:

Cash used in operating activities in the 2004 third quarter is $225,946 as compared to cash used in the 2003 third quarter of $175,347. Relative differences to the above-described period spending is due to the timing of the payment of expenses.

Cash used in investing activities in the 2004 third quarter of $1,283,513 is substantially all for capitalized exploration expenditures on the Gualcamayo property primarily relating to the first phase exploration program. In the 2003 third quarter, cash of $229,013 was used for capitalized expenditures on the Gualcamayo property and $1,940,000 was from an escrow transfer in connection with share subscriptions received for a private placement in November 2003 for net cash from investing activities of $1,730,847.

Cash from financing activities in the 2004 third quarter of $111,544 is partial exercise of brokers' warrants and the exercise of stock options. Cash from financing activities in the 2003 third quarter is $2,793,028 of which $2,735,328 is cash acquired on the acquisition of Consolidated Trillion Resources Ltd.

In summary, for the 2004 third quarter, total cash decreased by $1,397,915 to $4,138,979 as compared to an increase in total cash for the 2003 third quarter of $4,348,528 to $4,717,030.

For the nine months ended September 30, 2004 as compared to the nine months ended December 31, 2003:

Loss For The Period:

For the nine months ended September 30, 2004, the Company had a loss of $1,719,185 as compared to a loss of $1,4447,409 for the nine months ended December 31, 2003. A significant component of expenses in both these periods is stock-based compensation which is recorded as an expense at fair value, calculated using the Black-Scholes model. In the 2004 nine month period, stock-based compensation recorded in connection with stock options granted to certain directors, officers, employees and consultants is $952,935 which represents 55% of the $1,719,185 loss for that period. In the nine months ended December 31, 2003, stock-based compensation recorded in connection with stock options granted to certain directors, officers, employees and consultants is $1,117,080 and represents 77% of the $1,447,409 loss for that period.

In the nine months ended September 30, 2004, the $758,370 Loss Before The Following, excluding non-cash charges, is considered to be more representative of the level of ongoing operating expenses as compared to the $330,329 Loss Before The Following, excluding non-cash charges in the nine months ended December 31, 2003 which was incurred during start up.

Capitalized Exploration Expenditures:

In the nine months ended September 30, 2004, $2,754,061 was spent in connection with advancing the Gualcamayo property including $42,962 for the purchase of adjacent land and $2,711,099 on exploration, primarily completing the first phase exploration program. In the nine months ended December 31, 2003, $353,424 was spent primarily for surface field work and property maintenance payments.

Cash Flows:

Cash used in operating activities in the nine months ended September 30, 2004 is $884,682 as compared to cash used in the nine months ended December 31, 2003 of $212,321. As discussed above, the level of spending on operations in the current period is more representative of ongoing operation expenses as compared to the 2003 period during start up.

Cash used in investing activities in the nine months ended September 30, 2004 of $2,621,153 is substantially all for capitalized expenditures on the Gualcamayo property as compared to $353,424 spent on the property in the nine months ended December 31, 2003.

Cash from financing activities in the nine months ended September 30, 2004 of $2,927,784 is the exercise of warrants, partial exercise of brokers' warrants and the exercise of stock options. Cash from financing activities in the nine months ended December 31, 2003 comprises $1,997,700 from subscription proceeds of a private placement and $3,285,075 from the acquisitions of Oro Belle Resources Corporation and Consolidated Trillion Resources Ltd, for a total $5,282,775.

In summary, for the nine months ended September 30, 2004, total cash decreased by $578,051 to $4,138,979 as compared to an increase in total cash for the nine months ended December 31, 2003 of $4,717,030 to $4,717,030.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents of $4,138,979 million all of which is available as working capital at September 30, 2004 is considered sufficient to carry out the phase two program on the Gualcamayo gold property scheduled to begin in November 2004 as well as for property maintenance requirements and administrative overhead for at least the next 12 months. Further substantive work on the property beyond that referred to elsewhere in this document will require new funding.

The functional currency of the Company is the Canadian dollar. Included in cash and cash equivalents at September 30, 2004 is $1,126,229 and $98,233 denominated in US dollars and Argentine pesos, respectively, which accordingly are subject to foreign currency rate fluctuations. As planned increased spending on the Gualcamayo materializes, the Company will be subject to foreign currency rate fluctuations in future between the Canadian dollar and the Argentine pesos since new funding will most likely be raised in Canadian dollars.

The Company is making application to recover a substantial portion of the $315,755 in Argentine value added tax recorded in capitalized exploration costs; however, the recovery, if any, is uncertain.

The other external factors and circumstances regarding the financial condition of the Company which were provided in the discussion and analysis for the six months ended December 31, 2003 are substantially unchanged as at September 30, 2004.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected unaudited consolidated information for the Company for each quarter since the date of its incorporation on March 31, 2003.

	Quarter Ended
	Sep 30,		Jun 30,		Mar 31,		Dec 31,		Sep 30,		Jun 30,
	2004		2004		2004		2003		2003		2003
	$		$		$		$		$		$

Capitalized property
acquisition and
exploration costs	877,031	(2)	1,470,588	(2)	406,442	(3)	229,013	(2)	124,411	(2)	6,015,995	(1)
Revenue (4)	-		-		-		-		-		-
Loss from operations	673,637	(9)	466,183	(8)	579,365	(7)	1,115,063	(6)	321,532	(5)	10,814
Basic and diluted loss
per share	(0.02)		(0.02)		(0.02)		(0.06)		(0.02)		(0.00)

(1)	consists entirely of capitalized property acquisition costs
(2)	consists entirely of capitalized property exploration costs
(3)	comprising capitalized $42,962 land purchase cost and $363,480 property exploration costs
(4)	the Company is in the exploration stage and has no revenues
(5)	includes $250,306 stock-based compensation
(6)	includes $866,774 stock based compensation
(7)	includes $397,115 stock-based compensation
(8)	includes $162,920 stock-based compensation
(9)	includes $392,900 stock based compensation

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

(a)	Capitalized exploration costs

	Nine Months Ended September 30, 2004

	Acquisition	Exploration
	cost	expenditures	Total
	$	$	$
Gualcamayo
Balance – December 31, 2003	5,255,808	353,424	5,609,232
Change in the period:
Purchase of adjacent land	42,962		42,962
Drilling		970,201	970,201
Geologists'/engineers' fees, travel/lodging		392,550	392,550
Field support		525,522	525,522
Assays		145,860	145,860
Property permits/canon payments		57,923	57,923
Road maintenance/drill pads		96,341	96,341
Location administration/office support		145,865	145,865
Vehicles and equipment		53,313	53,313
Scoping study		7,769	7,769
Argentine value added tax		315,755	315,755
	42,962	2,711,099	2,754,061

Balance – September 30, 2004	5,298,770	3,064,523	8,363,293

Salamanca
Balance – December 31, 2003 and
September 30, 2004	260,187	-	260,187

Las Flechas
Balance – December 31, 2003 and
September 30, 2004	200,000	-	200,000

Evelina
Balance – December 31, 2003 and
September 30, 2004	200,000	-	200,000

La Brea/Las Carachas
Balance – December 31, 2003 and
September 30, 2004	100,000	-	100,000

Total	6,058,957	3,064,523	9,123,480

	Nine Months Ended December 31, 2003

	Acquisition	Exploration
	cost	expenditures	Total
	$	$	$
Gualcamayo
Balance – March 31, 2003	-	-	-
Change in the period:
Acquisition Cost	5,255,808		5,255,808
Geologists'/engineers' fees, travel/lodging		122,753	122,753
Field support		83,898	83,898
Assays		38,940	38,940
Property permits/canon payments		27,944	27,944
Road maintenance		3,637	3,637
Water samples		3,979	3,979
Location administration/office support		59,790	59,790
Argentine value added tax		12,483	12,483
	5,255,808	353,424	5,609,232

Balance – December 31, 2003	5,255,808	353,424	5,609,232

Salamanca
Balance – March 31, 2003	-	-	-
Change in the period:
Acquisition Cost	260,187	-	260,187
Balance – December 31, 2003	260,187	-	260,187

Las Flechas
Balance – March 31, 2003	-	-	-
Change in the period:
Acquisition Cost	200,000	-	200,000
Balance – December 31, 2003	200,000	-	200,000

Evelina
Balance – March 31, 2003	-	-	-
Change in the period:
Acquisition Cost	200,000	-	200,000
Balance – December 31, 2003	200,000	-	200,000

La Brea/Las Carachas
Balance – March 31, 2003	-	-	-
Change in the period:
Acquisition Cost	100,000	-	100,000
Balance – December 31, 2003	100,000	-	100,000

Total	6,015,995	353,424	6,369,419

(b)	Outstanding share data as at November 1, 2004:

(i)	shares authorized:
an unlimited number of common shares without par value an unlimited number of first preferred shares an unlimited number of second preferred shares

(ii)	shares issued and outstanding:

29,693,324 common shares with a recorded value of $14,570,394

(iii)	warrants and stock options outstanding:

			Exercise price
	Number		$	Date of expiry

Stock options	300,000		0.50	September 12, 2008
	200,000		1.06	October 7, 2008
	800,000		1.25	December 3, 2008
	200,000		1.35	January 12, 2009
	200,000	(1)	1.25	February 1, 2009
	28,000		1.26	March 25, 2009
	150,000		1.27	April 2, 2009
	40,000		0.93	June 10, 2009
	480,000	(2)	1.57	September 13, 2009
	200,000		2.25	October 21, 2009
	2,598,000

Warrants	67,334		0.60	November 18, 2004

Total	2,665,334

(1)	As at September 30, 2004, 39,750 shares are subject to vesting.
(2)	30,000 shares are subject to vesting at 10,000 per month from September 13, 2004.

OTHER INFORMATION

(a)	Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and the Company's website at www.viceroyexploration.com.

(b)	As the Company is a venture issuer, it is not required to and does not plan to file an Annual Information Form.